SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                 SCHEDULE 13D/A
                                 AMENDMENT NO. 1
                   Under the Securities Exchange Act of 1934*

                           HOME SHOPPING NETWORK, INC.
 ______________________________________________________________________________
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
 ______________________________________________________________________________
                         (Title of Class of Securities)

                                    437351109
 ______________________________________________________________________________
                                 (CUSIP Number)

                              Michael Drayer, Esq.
                        Silver King Communications, Inc.
                             12425 28th Street North
                 St. Petersburg, Florida  33716   (813) 573-0339

 ______________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 13, 1996
 ______________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to re-port the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

 Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous state-ment on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment sub-sequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page should be filled out for a reporting per-son's initial filing on this form with respect to the subject class of securi-ties, and for any subsequent amendment containing information which would al-ter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 pages







                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                Amendment No. 1 to
                                   SCHEDULE 13D

                                  Statement of

                         SILVER KING COMMUNICATIONS, INC.

                         Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                           HOME SHOPPING NETWORK, INC.


                   The Report on Schedule 13D (the "Schedule 13D") re-lates to the common stock, par value $.01 per share, of Home Shopping Network, Inc., a Delaware corporation (the "Company"). This Report is filed by Silver King Communications, Inc. (some-times referred to herein as the "Reporting Person"). The Re-port on Schedule 13D originally filed by the Reporting Person on December 8, 1995 (the "Reporting Person Schedule 13D") is hereby amended and supplemented to include the information con-tained herein, and this Report constitutes Amendment No. 1 to the Reporting Person Schedule 13D. Capitalized terms not de-fined herein have the meanings provided in the prior Report referred to in this paragraph.


         ITEM 2.   IDENTITY AND BACKGROUND.

                   The information contained in Item 2 of the Reporting Person Schedule 13D is hereby amended and supplemented by adding the information set forth in Schedule 1 to this Amendment, which is incorporated herein by reference.


         ITEM 4.   PURPOSE OF TRANSACTION.

                   The information contained in Item 4 of the Reporting Person Schedule 13D is hereby amended and supplemented by add-ing the information set forth in Item 6 below, which is incor-porated herein by reference.





                                Page 2 of 6 pages







         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-SHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

                   The information set forth in Item 6 of the Reporting Person Schedule 13D above is hereby amended and supplemented by adding the following information:

                   As previously reported, each of the Liberty HSN Merg-er Agreement and the Exchange Agreement currently provides that such agreement may be terminated by either party in the event that the transactions contemplated thereby have not been con-summated by August 30, 1996. Based on information contained in Amendment No. 4 to the Report on Schedule 13D with respect to Silver King, filed with the Securities and Exchange Commission by TCI, Barry Diller and BDTV INC. (formerly Silver Management Company), on August 16, 1996 ("Amendment No. 4"), because of the delays in receiving the approval of the Federal Communica-tions Commission (the "FCC") in connection with the transfer of control of Silver King from Roy M. Speer to Mr. Diller (the "FCC June Order") and certain limitations contained in the FCC June Order relating to Liberty's acquisition of beneficial own-ership of additional shares of Silver King common stock (including those shares in which it would acquire an ownership interest as a result of the transactions contemplated by the Liberty HSN Merger Agreement and the Exchange Agreement), Mr. Diller and Liberty believe it is unlikely that such transac-tions will be consummated by August 30, 1996, and as a result, Mr. Diller and Liberty have recently begun discussing a restructuring of the proposed transactions or a possible alter-native transaction relating to the Company, in any case such that Silver King could acquire control of the Company consis-tent with the FCC June Order. As reported in Amendment No. 4, there can be no assurance that such discussions will result in any agreement providing for such a restructured or alternative transaction or, if any such agreement is reached, that any required regulatory or other approvals for such transaction (including from the FCC) will be obtained or that any such transaction will be consummated.













                                Page 3 of 6 pages







                                    SIGNATURE



              After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

         Dated:  August 16, 1996


                                       SILVER KING COMMUNICATIONS, INC.



                                  By:  /s/ Michael Drayer
                                       Name:   Michael Drayer
                                       Title:  Executive Vice President

































                                Page 4 of 6 pages







                                      SCHEDULE 1

               Directors, Executive Officers and Controlling Persons of
                   Silver King Communications, Inc. ("Silver King")

                                                      Principal Business or
                         Principal Occupation         Organization in which such
    Name                 and Business Address         Employment is Conducted

    Barry Diller         Chairman of the Board        Ownership and operation
                         and Chief Executive          of television stations
                         Officer and Director
                         of Silver King
                         2425 Olympic Boulevard,
                         Santa Monica, CA 90404

    Vincent F. Barresi   President and Chief          Ownership and operation of
                         Operating Officer, WNAB-TV   television station
                         Channel 58 Nashville, Inc.
                         3201 Dickerson Pike
                         Nashville, TN 37207

    Steven H. Grant      Chief Financial Officer      Telephone communications
                         Precision Systems Inc.       software and technology
                         11800 30th Court North
                         St. Petersburg, FL 33716

    Michael A. Green     Management Consultant,       Business consulting
                         A.T. Kearney Management
                         Consulting
                         10877 Wilshire Boulevard
                         Los Angeles, CA 90024

    Kenneth T. MacDonald Retired
                         P.O. Box 51
                         Paoli, PA 19301

    Russell I. Pillar    President and Chief          Telephone communications
                         Executive Officer,           software and technology
                         Precision Systems, Inc.
                         11800 30th Court North
                         St. Petersburg, FL 33716

    Bruce M. Ramer       Principal, Gang, Tyre,       Law practice
                         Ramer & Brown, Inc.
                         132 South Rodeo Drive
                         Beverly Hills, CA  90212




                                Page 5 of 6 pages







    Sidney J. Sheinberg  Owner and Founder            Film production
                         The Bubble Factory
                         8840 Wilshire Boulevard
                         Beverly Hills, CA  90211

    Douglas Binzak       Executive Vice President -   Ownership and operation of
                         Broadcasting of Silver King  television stations
                         2425 Olympic Boulevard
                         Santa Monica, CA 90404

    Michael Drayer       Executive Vice President,    Ownership and operation of
                         General Counsel and          television stations
                         Corporate Secretary of
                         Silver King
                         12425 28th Street North
                         St. Petersburg, FL 33716

    Lia Afriat-Hernandez Executive Vice President -   Ownership and operation of
                         Compliance/Programming       television stations
                         of Silver King
                         12425 28th Street North
                         St. Petersburg, FL 33716

    Adam Ware            Executive Vice President -   Ownership and operation of
                         Broadcasting of Silver King  television stations
                         2425 Olympic Boulevard
                         Santa Monica, CA 90404

    Joseph J. Centorino  Senior Vice President -      Ownership and operation of
                         Engineering of Silver King   television stations
                         12425 28th Street North
                         St. Petersburg, FL 33716

    BDTV INC.            1940 Coldwater Canyon Drive  Company holding Silver
                         Beverly Hills, CA  90210     King securities
















                                Page 6 of 6 pages





                                  EXHIBIT INDEX


                                                      Seq. Pg. No.

         1.   Definitive Term Sheet regarding
              Stockholders Agreement, dated as
              of August 24, 1995, by and between
              Liberty Media Corporation and
              Mr. Diller.*

         2.   Letter Agreement, dated November 13,
              1995, by and between Liberty Media
              Corporation and Mr. Diller.*

         3.   Letter Agreement, dated November 16,
              1995, by and between Liberty Media
              Corporation and Mr. Diller.*

         4.   First Amendment to Stockholders
              Agreement, dated as of November 27,
              1995, by and between Liberty Media
              Corporation and Mr. Diller.*

         5.   Agreement and Plan of Merger, dated
              as of November 27, 1995, by and among
              Silver Management Company, Liberty
              Program Investments, Inc. and
              Liberty HSN, Inc.*

         6.   Exchange Agreement, dated as of
              November 27, 1995, by and between
              Silver Management Company and
              Silver King Communications, Inc.*

         7.   Press Release, dated November 27,
              1995, issued by Home Shopping
              Network, Inc.*

         8.   Press Release, dated November 27,
              1995, issued by Silver King
              Communications, Inc.*

         9.   Report on Schedule 13D, dated
              August 28, 1995, filed by
              Tele-Communications, Inc. and
              Barry Diller, with respect to
              Silver King Communications, Inc.
              (the "TCI/Diller Schedule 13D").*

         _____________________
         *    Previously filed.





         10.  Amendment to TCI/Diller Schedule
              13D, dated November 30, 1995.*















































         _____________________
         *    Previously filed.